Exhibit 4.78

To:
ECO SEVEN INC.
Attn: Mr. Tsirikos Alexandros and Mr. Louka Andreas
Date: 29 March 2018
Interest Rate Swap Transaction
The purpose of this letter (this "Confirmation") is to confirm the terms and conditions of the Interest Rate Swap Transaction, entered into between us on the Trade Date specified below (the "Transaction").
The definitions and provisions contained in the 2006 ISDA Definitions (the “2006 Definitions”), as published by the International Swaps and Derivatives Association, Inc. (“ISDA”) are incorporated into this Confirmation.  In the event of any inconsistency between those Definitions and this Confirmation, this Confirmation will govern.
This Confirmation constitutes a “Confirmation” as referred to in, and supplements, forms part of and is subject to, the 2002 ISDA Master Agreement dated 20.06.2017 as amended and supplemented from time to time (the “Agreement”), between ALPHA BANK A.E. (as Party A) and Eco Seven Inc. (as Party B).
All provisions contained in the Agreement govern this Confirmation except as expressly modified below.
The terms of the particular Interest Swap Transaction to which this Confirmation relates are as follows:
1. General Terms
Trade Date:	29 March 2018

Effective Date:	29 March 2018

Termination Date:	25 February 2025

Notional Amount:	USD 21.900.000,00 variable according to the Amortization Schedule below

2. Fixed Amounts
Fixed Rate Payer:	Party B

Fixed Rate:	2,97%

Fixed Rate Payer
Payment Dates:
Each quarter, on 25 February, 25 May, 25 August and 25 December of each year (according to the Amortization Schedule below) from and including Start Date, to and excluding End Date, subject to adjustment in accordance with the Modified Following Business Day Convention

Initial Calculation Period:	From and including 29 March 2018 to and excluding 25 May 2018

3. Floating Amounts
Floating Rate Payer:	Party A

Floating Rate:	3month USD Libor

Floating Rate Payer
Payment Dates:
Each quarter, on 25 February, 25 May, 25 August and 25 December of each year (according to the Amortization Schedule below) from and including Start Date, to and excluding End Date, subject to adjustment in accordance with the Modified Following Business Day Convention

Initial Calculation Period:	From and including 29 March 2018 to and excluding 25 May 2018

Floating Rate for the Initial
Calculation Period:	1,987360%

Day Count Fraction:	Actual/360, adjusted

Reset Date:	Two business days prior to the start of the relevant period

Business Days:	New York, London, Athens

Calculation Agent:	Party A

4. Amortization Schedule
Start Date	End Date	Notional Amount

29/3/2018	25/5/2018	21.900.000,00
25/5/2018	27/8/2018	21.500.000,00
27/8/2018	26/11/2018	21.100.000,00
26/11/2018	25/2/2019	20.700.000,00
25/2/2019	28/5/2019	20.300.000,00
28/5/2019	26/8/2019	19.900.000,00
26/8/2019	25/11/2019	19.500.000,00
25/11/2019	25/2/2020	19.100.000,00
25/2/2020	26/5/2020	18.700.000,00
26/5/2020	25/8/2020	18.397.500,00
25/8/2020	25/11/2020	18.095.000,00
25/11/2020	25/2/2021	17.792.500,00
25/2/2021	25/5/2021	17.490.000,00
25/5/2021	25/8/2021	17.187.500,00
25/8/2021	26/11/2021	16.885.000,00
26/11/2021	25/2/2022	16.582.500,00
25/2/2022	25/5/2022	16.280.000,00
25/5/2022	25/8/2022	15.977.500,00

25/8/2022	25/11/2022	15.675.000,00
25/11/2022	28/2/2023	15.372.500,00
28/2/2023	25/5/2023	15.070.000,00
25/5/2023	25/8/2023	14.767.500,00
25/8/2023	27/11/2023	14.465.000,00
27/11/2023	26/2/2024	14.162.500,00
26/2/2024	28/5/2024	13.860.000,00
28/5/2024	26/8/2024	13.557.500,00
26/8/2024	25/11/2024	13.255.000,00
25/11/2024	25/2/2025	12.952.500,00

5. OTHER PROVISIONS
5.1 In relation to the Agreement Party B is obliged to proceed with providing security in favour of Party A and in particular, Party B is obliged to grant and register within thirty (30) days of the execution of this Transaction, a second priority ship mortgage upon its motor tanker “Stenaweco Elegance”.
ISDA Schedule Part 5 is amended accordingly by including wording to refelect relevant obligation is added in Part 5.
5.2 Notwithstanding the provisions of Section 5(b) (iv) of the Agreement dated 20.06.2017 between Party A and Party B, the following will constitute an Additional Termination Event:
Party B fails to grant and register within thirty (30) days from the execution of this Transaction, a second priority ship mortgage upon its motor tanker “Stenaweco Elegance”.
For the purposes of this Additional Termination Event, Party A shall be the sole Affected Party and shall be entitled to designate an Early Termination Date in respect of the Affected Transaction(s) at any time in accordance with Section 6(b)(iv) of this Agreement, and relevant provisions of Section 6(c), (d) and (e) of the Agreement will apply.
6. Costs And Charges
For investment services and/or ancillary services	€ 0
Payments charged by third parities	€ 0
For Financial Instruments	0,30% (which has been embedded in the Fixed Rate 2,97%, details as per Paragraph 2 “Fixed Amounts”)
Total The analysis of the amount consisting of costs and charges shall be available upon relevant request.

7. Account Details
Account(s) for
Payments to Party A :	GR83 0140 9600 9600 1500 6028 626

Account(s) for
Payments to Party B :	GR83 0140 9600 9600 1500 6028 626

Party B irrevocably authorizes Party A to either debit and/or credit any amounts due, according to the the terms and conditions of this Transaction as set out herein, to the above mentioned account.

Each party represents to the other party that:

(a)
Non-Reliance.  It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether the Transaction is appropriate or proper based upon its own judgement and upon advice from such advisers as it has deemed necessary.  It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into the Transaction: it being understood that information and explanations related to the terms and conditions of the Transaction shall not be considered investment advice or a recommendation to enter into the Transaction.  No communication (written or oral) received from the other party shall be deemed to be an assurance or guarantee as to the expected results of the Transaction.

(b)
Assessment and Understanding.  It is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction.  It is also capable of assuming, and assumes, the risks of the Transaction.

(c)	Status of Parties. The other party is not acting as a fiduciary for or an adviser to it in respect of the Transaction.
(d)	Purpose. It is entering into the Transaction for the purposes of hedging its assets or liabilities or in connection with a line of business

This Confirmation supersedes and replaces any other confirmation (including any other written confirmation, SWIFT MT300 or phone/oral confirmation) in connection with this Transaction on or prior to the date hereof.

Please confirm that the foregoing correctly sets forth the terms and conditions of our agreement with respect to the Transaction by executing the copy of this Confirmation enclosed for that purpose and returning it to us by the end of the second business day following Trade Date as set out above.  Your failure to respond within such period shall not affect the validity or enforceability of the Transaction as against you.

Yours sincerely, ALPHA BANK A.E.

By:
Name:
Title:

CONFIRMED

By:
Name:
Title:

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